UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

Xicheng District, District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

Ren Talents Acquisition

On November 4, 2025, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “TRX”), and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the “Purchaser”), entered into a share exchange agreement (the “Agreement”) with Ren Talents Inc., a company organized under the laws of the state of New York, United States (“Ren Talents”), and Ge Zhao, an individual serving as the seller (the “Seller”). Ren Talents is primarily engaged in talent management and agency services in the United States.

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ren Talents’ issued and outstanding shares from the Seller, in exchange for newly-issued class A ordinary shares (the “Class A Ordinary Shares”) of a par value of US$0.125 each, of TRX (the “TRX Exchange Shares”). The exact number of TRX Exchange Shares to be issued, which is 3,211,010, is be calculated by dividing US$7.0 million by the weighted average closing price of the Class A Ordinary Shares over the three-month period immediately preceding the date of the Agreement, which corresponds to a per-share price of US$2.18.

The TRX Exchange Shares will initially be held in escrow and subsequently released to the Seller based on Ren Talents’ achievement of specified net income-based performance targets. The TRX Exchange Shares will be proportionally released based on Ren Talents’ performance over two consecutive 12-month performance evaluation periods. Specifically, all TRX Exchange Shares will be released in a single lump sum at the end of the performance evaluation periods only if the average net income attributable to Ren Talents for each of the performance evaluation periods is not less than US$1 million. If this performance target is not achieved by the conclusion of the performance evaluation period, all unreleased TRX Exchange Shares will be automatically forfeited to TRX.

In addition, if the aggregate net income during the performance evaluation periods exceeds US$2 million, the Company may issue additional Class A Ordinary Shares (“Earn-Out Shares”) to certain designated earn-out recipients. The number of the Earn-Out Shares is calculated as the as the product of the excess net income multiplied by 7, divided by the per share price.

Upon closing, Ren Talents will become a wholly-owned subsidiary of VitaCare Limited and thereby an indirect wholly-owned subsidiary of the Company. Certain key management personnel will continue to manage Ren Talents’ post-closing operations pursuant to conditions stipulated in the Agreement, and they will not assume any board or management positions within the Company.

The Agreement provides the Seller with certain registration rights, allowing for the registration of their TRX Exchange Shares under specified conditions as detailed within the Agreement.

The TRX Exchange Shares to be issued to the Seller will represent approximately 10.9% of the Company’s total issued and outstanding Class A Ordinary Shares and approximately 2.1% of total voting power of the Company immediately following completion of the transaction contemplated under the Agreement.

The Agreement and the transaction contemplated thereby have been unanimously approved by the board of directors of the Company. The closing of the transaction is anticipated to occur on or about November 5, 2025, or such other date as mutually agreed by the parties.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Financial Advisory Agreement

In connection with the transaction contemplated under the Agreement, on November 5, 2025, the Company entered into a Financial Advisory Engagement Agreement (the “Financial Advisory Agreement”) with a certain consultant (the “Consultant”). Pursuant to the Financial Advisory Agreement, the Company agreed to issue to the Consultant and/or its designees an aggregate of 10% of the TRX Exchange Shares issued by the Company in the transaction contemplated under the Agreement, as consideration for the Consultant’s financial advisory services in connection with the transaction (the “Advisory Consideration Shares”).

The foregoing summary of the Financial Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

UNREGISTERED SALES OF EQUITY SECURITIES

Based in part upon the representations of the Seller in the Agreement and the Consultant and/or its designees in the Financial Advisory Agreement, respectively, the issuance and sale of the TRX Exchange Shares and the Advisory Consideration Shares, to the Seller and the Consultant and/or its designees was made in transactions not required for registration in reliance on the exclusion or exemption afforded by Regulation S and/or Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Class A Ordinary Shares or other securities of the Company.

INCORPORATION BY REFERENCE

The documents attached as Exhibits 10.1, 10.2 and 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on May 16, 2023 (Registration No. 333-269348), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Exchange Agreement dated November 4, 2025 by and among the Company, VitaCare Limited, Ren Talents Inc., and Ms. Ge Zhao.
10.2	Financial Advisory Engagement Aggreement dated November 5, 2025 by and between the Company and Golden Bridge Capital Limited
99.1	Press Release dated November 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: November 5, 2025	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer